WRITER’S DIRECT: (646) 428-3282

E-MAIL ADDRESS: ehl@dhclegal.com

June 9, 2025

VIA Edgar Correspondence

Mr. David Irving

Mr. Mark Brunhofer

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Re:	Bit Digital, Inc.

Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-38421

Gentlemen:

On behalf of our client, Bit Digital, Inc., a Cayman Islands exempted company, and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended and the rule and regulations presented thereunder, we hereby submit in electronic form the responses of the Company to comments received from the Staff of the Commission in a letter dated May 6, 2025 (the “Comment Letter”). The responses below are presented in the order of the comments received from the Staff.

Mr. David Irving
Mr. Mark Brunhofer
June 9, 2025

Form 10-K for Fiscal Year Ended December 31, 2024 Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Digital Assets, page F-11

1.	We note your determination of CoinMarketCap as your principal market for valuing your digital assets. As CoinMarketCap is not a market where digital assets can be traded but instead is a website where exchange/trading platform market information is aggregated, its aggregated information cannot be the principal market, or most advantageous market in the absence of a principal market, under ASC 820-10-35-5. As you trade with the Amber Group’s OTC desk, please tell us your consideration as to whether the OTC market is your principal market as contemplated in ASC 820-10- 35-5A. In your response, tell us how pricing is determined in the OTC market and the extent to which information from CoinMarketCap or any other price aggregator or index is utilized. Otherwise, tell us, for each material digital asset you hold, which individual market is your principal or most advantageous market, how you identified them, and whether use of these markets to value your digital assets would result in a material difference from the financial statements presented in your filing.

Response:

The Company acknowledges the Staff’s comment and understands that ASC 820-10-35-5 and 35-5A require that the fair value measurement ordinarily assumes transactions of the asset in its principal market and that absent evidence to the contrary, the market on which an entity normally transacts for the relevant asset is presumed to be the principal market.

The Company primarily transacts in digital assets through Amber Group’s OTC desk (“Amber”). However, Amber does not publish trade-level data such as pricing, volume, or trading activity, and its pricing reflects bilateral negotiations rather than observable market transactions. ASC 820 requires the principal market to be the one with the greatest volume and level of activity, which Amber is unable to substantiate with publicly available evidence. In evaluating available markets, the Company has determined that Coinbase is its principal market as it provides the most reliable and greatest volume and level of activity for bitcoin and ETH for which the Company can access at each of the impacted measurement dates.

The Company further notes that volume and activity data for bitcoin and ETH is reasonably available from Coinbase and meet the definition of Level 1 inputs under ASC 820-10-35-36B, which states:

“…in all cases, if there is a quoted price in an active market (that is a Level 1 input) for the asset or a liability, a reporting entity should use that quoted price without adjustment when measuring fair value, except as specified in paragraph 820-10-35-41-C.”

The Company acknowledges that CoinMarketCap does not qualify as a principal market under ASC 820-10-35-5, as it is an aggregator of pricing data across various platforms and does not constitute an exchange or market in which market participants transact.

Having determined Coinbase as its principal market, the Company evaluated the impact of using historical pricing data from CoinMarketCap versus Coinbase to value its digital assets as of December 31, 2024 and 2023, noting differences of $116,675 and $21,912, respectively, which were concluded to be immaterial to the Company’s financial statements for those years.

The Company will revise its disclosures in future filings to reflect the use of Coinbase as its principal market for the valuation of bitcoin and ETH. Additionally, management confirms that as of April 1, 2025, the Company has implemented the use of Coinbase pricing in its determination of the valuation of its bitcoin and ETH.

Mr. David Irving
Mr. Mark Brunhofer
June 9, 2025

Note 3. Revenues From Contracts with Customers Digital Asset Mining, page F-20

2.	Please tell us, and revise your disclosure in future filings to specifically address the following concerning your revenue recognition policy under ASC 606 for mining bitcoin:

Overall Response:

The Company acknowledges the Staff’s comment and provides the following responses to each item below. The Company has revised its revenue recognition policy under ASC 606 for the bitcoin mining business accordingly. The updated disclosure, included as an exhibit to this letter, will be reflected in the Form 10-Q for the quarter ending June 30, 2025, and in future filings in substantially the same form.

●	Given that your mining pool contract can be terminated at any time by either party without penalty, tell us whether you believe the contract is continuously renewed, instead of renewed daily as you disclose. Refer to examples 1 and 2 of question 7 and question 8 of the FASB Revenue Recognition Implementation Guide Q&As. If so, tell us, and represent that you will revise your disclosure in future filings to discuss:

o	Your consideration as to whether the duration of your contracts is less than 24 hours;

o	Whether the rate of payment remains the same upon renewal; and

o	Whether your customer’s option to renew represents a material right that represents a separate performance obligation as contemplated in ASC 606- 10-55-42.

Response:

The Company acknowledges and agrees with the Staff’s comment that the duration of the contracts is less than 24 hours. Contract inception and our enforceable right to consideration begins when we commence providing hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party. Accordingly, the duration of a contract is less than 24 hours (a day) and may be continuously renewed throughout the day.

There are no upfront or incremental fees in the initial contract, and the rate of payments remains the same upon each implied renewal, as the Full-Pay-Per-Share (FPPS) formula remains the same. Therefore, the Company’s option to renew does not represent a material right that represents a separate performance obligation under 606-10-55-42.

●	Your policy disclosure that you measure bitcoin mined on the date received and that it is not materially different than valuing at contract inception is inconsistent with the guidance you highlight in ASC 606-10-32-21. As a result, please address the following:

o	Tell us, and represent to us that you will disclose in future filings, the time period over which the mining pool operator calculates the bitcoin consideration due you. This period often is daily from 00:00:00 UTC to 23:59:59 UTC.

Mr. David Irving
Mr. Mark Brunhofer
June 9, 2025

Response:

The Company acknowledges and agrees with the Staff’s comment that the mining pool operator calculates the bitcoin consideration due to the Company over a 24-hour period beginning 00:00:00 UTC and ending 23:59:59 UTC on a daily basis.

o	Represent to us, if true, that the difference between the fair value used to record revenue on the date of receipt as compared to a time consistently applied on the day before receipt (i.e., the date of contract inception consistent with the requirement in ASC 606-10-32-21) is immaterial in all periods presented in your filing.

Response:

The Company has evaluated the difference between the fair value used to record revenue on the date of receipt as compared to a time consistently applied on the day before receipt (i.e., the date of contract inception consistent with the requirement in ASC 606-10-32-21), using Coinbase pricing, and has concluded the difference is immaterial. The total differences for the years ended December 31, 2022, 2023 and 2024 were approximately $(138,070), $216,571 and 294,160, respectively.

o	Revise your practice going forward to value your bitcoin mined at the fair value at a consistent time on the date of contract inception.

o	Represent to us that in future filings you will:

■	disclose the specific consistent time chosen to value bitcoin mined on the date of contract inception;

Response:

The Company acknowledges and agrees with the Staff’s comment and will revise its practice going forward to value its bitcoin mined at the fair value at 00:00:00 UTC on the date of contract inception and make such disclosure accordingly.

■	remove reference to recording bitcoin mined at the time of receipt and that it is not materially different than at contract inception; and

Response:

The Company acknowledges and agrees with the Staff’s comment. The Company will remove the reference to recording bitcoin mined at the time of receipt and the statement that it is not materially different than at contract inception.

■	disclose that you recognize revenue on the same day that control of the contracted service transfers to the mining pool operators, which is the same day as contract inception.

Mr. David Irving
Mr. Mark Brunhofer
June 9, 2025

Response:

The Company acknowledges and agrees with the Staff’s comment. Please see the attached exhibit to this letter, which includes the Company’s revised revenue recognition policy under ASC 606 for its bitcoin mining business. This revised disclosure will be included in future filings to reflect the requested changes.

Note 17. Segment Reporting, page F-41

3.	Please tell us, and represent to us that you will revise future filings to disclosure the following regarding your segments:

●	the titles of the “several members of [y]our executive management team” who comprise your CODM as required by ASC280-10-50-21c;

●	a measure of profit or loss for each reportable segment and all of the individual line items included in ASC 280-10-22 (a) - (j); and

●	your entity-wide information concerning long-lived assets by geographic area. Refer to ASC 280-10-50-41.

Response:

The Company acknowledges and agrees with the Staff’s comment. The Company has reflected the requested changes in the Segment Report footnote in its Form 10-Q for the quarter ended March 31, 2025.

Please do not hesitate to contact the undersigned at (646) 428-3210 should you have any questions.

Very truly yours,

Davidoff Hutcher & Citron LLP

By:	/s/ Elliot H Lutzker
Elliot H Lutzker, Partner

cc: Mr. Erke Huang, CFO

EHL: esm

Mr. David Irving
Mr. Mark Brunhofer
June 9, 2025

Exhibit

Digital asset mining

The Company enters in contracts with mining pool operators to provide computing power to digital asset mining pools. Providing computing power for digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators.

Contract inception and the Company’s enforceable right to consideration begin when the Company commences providing hash calculation services to the mining pool operators. Each party to the contract has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. As such, the duration of a contract is less than 24 hours (a day) and may be continuously renewed throughout the day. The implied renewal option is not a material right because there are no upfront or incremental fees in the initial contract, and the rate of payments remains the same upon each implied renewal, as the Full-Pay-Per-Share (FPPS) formula remains the same. The Company is entitled to compensation once it begins to perform hash calculations for the pool operator in accordance with the operator’s specifications over a 24-hour period beginning 00:00:00 UTC and ending 23:59:59 on a daily basis. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully placed.

The transaction consideration the Company receives, if any, is noncash consideration in the form of digital assets, net of pool fees charged by the mining pool operator. The Company estimates the fair value of noncash consideration at contract inception. This non-cash consideration is variable since the amount of block reward earned depends on the Company’s hash rate provided and transaction fees depend on the actual Bitcoin Network transaction fees. While the non-cash consideration is variable, the payout is settled the next day on a daily basis and the Company has the ability to estimate the variable consideration with reasonable certainty, without the risk of significant revenue reversal because it is probable that a significant reversal in the amount of revenue recognized from the contract will not occur when the uncertainty is subsequently resolved.

Revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception. Revenue is estimated and recognized based on the spot price of Bitcoin determined using the Company’s Principal Market at 0:00:00 UTC on the date of contract inception.